U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                FORM 10-SB/A2

           GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                             BUSINESS ISSUERS

     Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                           AUTOSTRADA MOTORS, INC.
                           -----------------------
        (Name of Small Business Issuer as specified in its charter)

            UTAH                                   20-0919460
            ----                                   ----------
(State or other jurisdiction of               (I.R.S. Employer I.D. No.)
        incorporation)

                           235 East 500 South
                        Salt Lake City, Utah 84101
                        --------------------------
                  (Address of Principal Executive Office)

      Issuer's Telephone Number, including Area Code: (801) 524-9500

Securities registered pursuant to Section 12(b) of the Act: None
Name of each exchange on which registered:                  None
Securities registered pursuant to Section 12(g) of the Act:

                       $0.001 par value common stock
                       -----------------------------
                               Title of Class

                                  PART I

Item 1. Description of Business.

                           Business Development

                               Organization

Autostrada Motors, Inc. (our "Company," "we," "us," "our" and words of similar import) was formerly Autostrada Motors, LLC., a Utah Limited Liability Corporation ("LLC"). The LLC was established in September of 2003, for the purpose of operating an automobile dealership which participated in the wholesale and retail used car markets. The LLC was reorganized as a Utah corporation on March 19, 2004, following the corporate reorganization from an LLC to a corporation, with us issuing 600,000 shares of common stock to the members of the LLC in exchange for their ownership interests.

Our Company has an authorized capital of $75,000 consisting of 70,000,000 shares of common stock of a par value of $0.001 per share and 5,000,000 shares of preferred stock of a par value of $0.001 per share.

Copies of the Articles of Conversion by which we converted from an LLC to a corporation and our Articles of Incorporation, and our Bylaws, as amended, were attached to our initial Registration Statement filed with the Securities and Exchange Commission on December 14, 2004 and are incorporated herein by reference. See Part III, Item 2.
An additional 150,000 shares of our common stock were issued to directors for services rendered on behalf of our Company pursuant to a Consulting Agreement dated April 1, 2004, a copy of which was attached to our initial 10-SB Registration Statement that was filed with the Securities and Exchange Commission on December 14, 2004 and is incorporated herein by reference. See
Part III, Item 2. These shares were issued pursuant to Rule 701 of the Securities and Exchange Commission.

On April 5, 2004, we also issued 270,200 shares of our common stock at $0.25 per share for an aggregate total of $67,550 under Rule 504 of Regulation D of the Securities and Exchange Commission and Rule 164-14-25s of the Utah Division of Securities regarding general solicitations to "accredited investors."

On April 23, 2004, we issued an additional 29,800 shares of our common stock at $0.25 per share for an aggregate total of $7,450 pursuant to Rule 504 of Regulation D of the Securities and Exchange Commission and Rule 164-14-25s of the Utah Division of Securities regarding general solicitations to "accredited investors."

                             General Business History

Our Company was formed for the primary purpose of engaging in any lawful act or activity for which corporations may be organized under the Utah Revised Business Corporations Act. We are voluntarily filing this Registration Statement so that we can become a "reporting issuer" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); that will allow us to seek to have our securities publicly quoted on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD") or some other nationally recognized medium. Our management understands that being a "reporting issuer" will facilitate this process for us. Presently, the NASD requires that companies who are seeking quotations on the OTC Bulletin Board must be "reporting issuers," and management also believes that in the present corporate regulatory climate, being a "reporting issuer" will soon become a requirement for every nationally recognized medium on which securities of companies are publicly traded and management also believes that the information required to be filed by us with the Securities and Exchange Commission as a "reporting issuer" will give our Company credibility in business transactions related to our operation and may also facilitate our seeking and acquiring of credit facilities and finances related to future business operations, while providing investors and stockholders with material information about us.

We received our license to operate as a used car dealership within the State of Utah on April 12, 2004.

                                 Business

Our Company's plan of operation for the next 12 months is to continue the operations of our Company's wholesale and retail automobile dealership, including the operation of our retail used car sales lot. We recently completed the relocation of our retail used car sales lot from 1145 South Richards Street, in Salt Lake City, Utah, to its new location at 235 East 500 South, Salt Lake City, Utah.

We moved into our current business location on October 1, 2004. This location consists of two buildings on .78 acres. One building of 1400 sq. ft. has six sales offices and the second building is a four bay shop of 2400 sq. ft. The remaining acreage is paved and capable of accommodating approximately 50 vehicles in the car sales display area. The balance of the acreage is used for customer, employee and shop parking and traffic flow. Our location has been a franchised dealer used car sales site for over 25 years. We are now situated on a major freeway entrance to I-15/80 near downtown Salt Lake City. This one way street has daily traffic flow of over 45,000 vehicles with a majority of this volume consisting of daily commuters. A large pole sign is prominently located on our frontage. We have signed a triple net one year lease with four one year options, that, in our sole discretion, may extend the lease through August 2009. The annual lease payment is $30,000, with a 3% increase if each successive lease extension is exercised. Approximately one third of the acreage and the shop building have been sublet to Diamond Executive Detailing, L. C. ("Diamond"). Diamond provides automotive detailing services to us and certain owners of Diamond are officers and directors of our Company. The terms of the sub-lease are the same as the master lease except that the initial annual lease payment is $20,400. Certain utility payments are shared by us and Diamond.

In addition to providing our customers with access to our inventory of automobiles available at our retail sales lot, we are concentrating on developing relationships with individual customers to provide them with access to a national inventory of automobiles available through the wholesale market. We will charge a set fee for these purchases which will allow our customers to acquire used vehicles at near wholesale prices. Additionally, we may purchase used vehicles from this network of dealerships and/or wholesale auctions and resell the vehicles at a separate auction location.

Overview of Used Car Sales.

Used car retail sales typically occur through either manufacturer's franchised new car dealerships that sell used cars or through independent used car dealerships. The market for used cars is significant, with 22,000 franchised and 54,000 independent used car dealers in the United States. Our dealership operations commenced in 2003, with the opening of one dealership in Salt Lake City, Utah.

Retail Car Sales.

We moved into our current business location that is described under the heading "general" of this Business corporation, on October 1, 2004.

Our dealership is run by our executive officers who are responsible for the operations of our dealership facility, operations and financing. We believe that we will generate revenue through the following methods: Retail sales generated from our retail sales lot, serving the niche market of price-sensitive customers who are looking for a specific car and charging a pre-negotiated set fee ("pre-negotiated buyer"); and by marketing and selling our inventory of vehicles to non pre-negotiated buyers or wholesale buyers via the Internet, web sites or through other advertising media.

Advertising and Marketing.

We market our vehicles on the Internet and through the Autotrader.com website using the url: www.autostradamotors.com. Occasionally, we will list select vehicles on the auction website Ebay Motors and in the local newspaper classified advertisements. Drive-by traffic, attracted by on-site advertising, accounts for approximately one third of sales lot visitors.

Employees.

Other than our President, Douglas W. Fry, Vice President, Stephen R. Fry, and Secretary and Treasurer, Travis T. Jenson, we currently have no employees. Mr. and Mr. Fry will be responsible for all of our operations for the foreseeable future. We will hire additional retail salesmen and a clerical worker if necessary, and if we are able to pay that worker's wages or salary from operating revenues. None of our members of management have any substantial experience in the automobile industry. This lack of experience may prove to be detrimental in our ability to be successful with our current business operations. As of date, members of our management have performed the following duties in regards to our operations:

- Established our Company's office;
- Obtained our dealers license;
- Attended the Automobile Dealer Education course;
- Developed relationships with other automobile dealers and auction houses;
- Developed relationships with insurance and transportation agents;
- Generated sales through advertising and marketing vehicles;
- Developed relationships with customers;
- Attended auctions in Utah, Arizona, Nevada, Colorado and California;
- Negotiated the purchase of sale of all vehicles;
- Raised all of our capital;
- Maintained all of our non-financial records; and
- Maintained our internal bookkeeping.

                               Risk Factors

Early Stage of Development.



We were initially formed in September, 2003, and are at a very early stage of our development. We have less than two years of operating history, and there is no guarantee that we will generate profits from our operations.



Extremely Limited Assets; No Profits from Operations.

We have limited assets and have had no profitable operations since our inception. Operating capital has been raised through loans from members, lines of credit with depository institutions and through investments from our shareholders. Also, we have had negative cash flows from operations. These factors raise substantial doubt about our ability to operate as a going concern.

Auditor's 'Going Concern' Opinion.

The Independent Auditor's Report issued in connection with the audited financial statements of our Company for the fiscal year ended December 31, 2003, expresses "substantial doubt about its ability to continue as a going concern," due to our status as a start up and our lack of profitable operations. See the Index to Financial Statements, Part F/S of this Registration Statement.

Losses Associated With Startup.

We have not had a profitable operating history. We cannot guarantee that we will become profitable.

Dependence on Management.

We are highly dependent on the technical and managerial skills of our officers and directors, even though they have limited experience in the automobile industry; therefore, the success of our business is highly dependent upon our ability to retain them and to identify, hire and retain additional personnel as the need arises. There can be no assurance that we will be able to retain existing personnel or to identify or hire additional qualified personnel.

The Company believes it is "highly" dependent on Mr. Doug Fry and Mr. Steve Fry due to their business relationships within the new and used automobile resale industry, in the greater Salt Lake City area. Over the past 10 years, Mssrs. Fry and Fry have operated Diamond Executive Detail, LLC. a Utah based LLC which provides, among other services, automobile detailing and refurbishing to numerous new and used automobile dealerships located in the Salt Lake City area.

The Company believes that Mssrs. Fry and Fry provide the Company with a competitive advantage over other local used car dealerships due to their long standing involvement and numerous personal contacts within the industry. Specifically, the relationships created by the Fry's over the past 10 years have allowed the Company to acquire used car inventories from other local new and used automobile dealerships which may not be available to the Company's competitors.

Additionally, the Company believes it is "highly" dependent on Mr. Jenson due to the fact that Mr. Jenson was instrumental in assisting the Company in completing its offering pursuant to Rule 504 of Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. The Company also believes that if it is necessary to raise additional "working capital", Mr. Jenson will be instrumental to the Company in this regard.

No Market for Common Stock; No "Trading Market" for Shares.

Our common stock is not currently listed on any medium. Although we intend to submit for quotation of our common stock on the OTC Bulletin Board of the NASD and to seek a broker-dealer to act as market-maker for our securities (without the use of any consultant), there is currently no market for such shares; there have been no discussions with any broker-dealer or any other person in this regard; no market-maker has been identified; and there can be no assurance that such a market will ever develop or be maintained. Any market price for shares of our common stock is likely to be very volatile, and numerous factors beyond our control may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of our common stock in any market that may develop. Sales of "restricted securities" under Rule 144 may also have an adverse effect on any market that may develop. See Part II, Item 4.

The most principal of these factors is that the public distribution is inherently limited by the 68 total stockholders of record as of January 31, 2005. We also anticipate a thinly-traded market, if one develops. There are only 1,050,000 total shares outstanding as of January, 31, 2005, so there would not be a large volume of trading anticipated. Also, our Company's common stock is a "penny stock" and only certain types of investors can purchase these securities. However, any "substantial" purchase or sale could have the effect of raising or lowering the price on the basis of supply and demand alone, rather than on other established criteria of value.

Risks of "Penny Stock."

Our Company's common stock will be deemed to be "penny stock" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ) listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

Section 15(g) of the Exchange Act and Rule 15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in our Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in our Company's common stock to resell their shares to third parties or to otherwise dispose of them.

There Has Been No "Established Public Market" for Our Company's Common Stock Since Inception.

At such time as we meet the requirements of the OTC Bulletin Board for quotation of our common stock, we may attempt to qualify for quotation of our common stock which will most likely be conducted in the over-the-counter market in the "Pink Sheets" or the OTC Bulletin Board of the NASD. Management intends to submit our securities for quotations on a national medium as soon as is reasonably practicable.

             Principal Products or Services and Their Markets

Our principal products or services are comprised of the retail and wholesale sale of used automobiles.

             Distribution Methods of the Products or Services

In addition to providing our customers with access to our inventory of automobiles available at our retail sales lot, we are concentrating on developing relationships with individual customers to provide them with access to a national inventory of automobiles available through the wholesale market. We will charge a set fee for these purchases which will allow our customers to acquire used vehicles at near wholesale prices. Additionally, we may purchase used vehicles from this network of dealerships and or wholesale auctions and resell the vehicles at a separate auction location.

          Status of any Publicly Announced New Product or Service

None; not applicable.

                        Competitive Business Conditions

The market for used automobiles is an established industry, intensely competitive, rapidly evolving and subject to change. We expect competition to be rather constant. Our competitors can be divided into several groups: franchise automobile dealerships, used car dealers, wholesale dealers and Internet dealers. Most all of our current potential competitors have longer operating histories, larger installed customer bases, longer relationships with clients, significantly greater financial backing and extensive relationships with marketing and public relations sources.

We may have from time to time in good faith made certain pricing and marketing decisions or business or technology acquisitions that could have a material adverse effect on our future business, financial condition, results of operations or other factors effecting our business. Competition of the type described above could also materially adversely affect our business, results of operations, financial condition and prospects. We can make no assurances that our operations will be successful in this competitive environment.

In addition, our ability to maintain future client relationships and generate new clients will depend to a significant degree on the quality of our services and our reputation among our clients and potential clients, compared with the quality of our services provided by, and the reputations of, our competitors. To the extent we lose clients to our competitors because of dissatisfaction with our services or our reputation is adversely affected for any other reason, our business, result of operations, financial conditions and prospects could be materially adversely affected.

There are relatively low barriers to entry into our business. Because firms such as ours rely on the skill and knowledge of their personnel and the quality of their client service, they have no patented technology that would preclude or inhibit competitors from entering their markets. We are likely to face additional competition from new entrants into the market in the future. There can be no assurance that existing or future competitors will not develop or offer services that provide significant performance, price, creative or other advantages over those offered by our Company, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

  Sources and Availability of Raw Materials and Names of Principal Suppliers

We purchase our used car inventory from several sources including wholesale vehicle auctions throughout the intermountain West, as trade-in vehicles and from other local area dealers. There should be no shortage in supply of available used automobiles for sale.

                Dependence on One or a Few Major Customers

None; not applicable.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts

We are a duly licensed automobile dealer by the state of Utah, as of April 13, 2004.


     Government Regulation of the Automobile Industry.

We are subject to certain federal, state and local laws and regulations relating to small businesses publicly-owned companies in general and wholesale and retail used automobile dealerships. It is possible that certain laws and regulations may be adopted at the local, state and federal levels that could
effect our operations.   Changes to such laws could create uncertainty in the
marketplace which could reduce demand for our products or increase the cost of doing business as a result of litigation or a variety of other such costs, or could in some other manner have a material adverse effect on our business, financial condition, results of operation and prospects. If any such law or regulation is adopted, it could limit our ability to operate and could force our business to cease, which would have a significantly negative effect on our shareholders' investment.

     Effect of Existing or Probable Governmental Regulations on Business

The integrated disclosure system for small business issuers adopted by the Securities and Exchange Commission in Release No. 34-30968 and effective as of August 13, 1992, substantially modified the information and financial requirements of a "Small Business Issuer," defined to be an issuer that has revenues of less than $25 million; is a U.S. or Canadian issuer; is not an investment company; and if a majority-owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding securities held by non- affiliates) of $25 million or more.

The Securities and Exchange Commission, state securities commissions and the North American Securities Administrators Association, Inc. ("NASAA") have expressed an interest in adopting policies that will streamline the registration process and make it easier for a small business issuer to have access to the public capital markets. The present laws, rules and regulations designed to promote availability to the small business issuer of these capital markets and similar laws, rules and regulations that may be adopted in the future will substantially limit the demand for "blank check" companies like our Company, and may make the use of these companies obsolete.



We are also subject to the Sarbanes-Oxley Act of 2002. This Act creates a strong and independent accounting oversight board to oversee the conduct of auditors of public companies and strengthens auditor independence. It also requires steps to enhance the direct responsibility of senior members of management for financial reporting and for the quality of financial disclosures made by public companies; establishes clear statutory rules to limit, and to expose to public view, possible conflicts of interest affecting securities analysts; creates guidelines for audit committee members' appointment, compensation and oversight of the work of public companies' auditors; prohibits certain insider trading during pension fund blackout periods; and establishes a federal crime of securities fraud, among other provisions.



Section 14(a) of the Exchange Act requires all companies with securities registered pursuant to Section 12(g) of the Exchange Act to comply with the rules and regulations of the Securities and Exchange Commission regarding proxy solicitations, as outlined in Regulation 14A. Matters submitted to stockholders of our Company at a special or annual meeting thereof or pursuant to a written consent will require our Company to provide our stockholders with the information outlined in Schedules 14A or 14C of Regulation 14; preliminary copies of this information must be submitted to the Securities and Exchange Commission at least 10 days prior to the date that definitive copies of this information are forwarded to our stockholders.

We are also required to file annual reports on Form 10-KSB and quarterly reports on Form 10-QSB with the Securities Exchange Commission on a regular basis, and will be required to timely disclose certain material events (e.g., changes in corporate control; acquisitions or dispositions of a significant amount of assets other than in the ordinary course of business; and bankruptcy) in a Current Report on Form 8-K.

                         Research and Development

None; not applicable.

          Cost and Effects of Compliance with Environmental Laws

None; not applicable.

                            Number of Employees

We have no employees with the exception of our officers and directors.

Item 2.  Management's Discussion and Analysis or Plan of Operation.

                         Forward-looking Statements

Statements made in this Registration Statement which are not purely historical are forward-looking statements with respect to the goals, plan objectives, intentions, expectations, financial condition, results of operations, future performance and business of our Company, including, without limitation, (i) our ability to raise capital, and (ii) statements preceded by, followed by or that include the words "may", "would", "could", "should", "expects", "projects", "anticipates", "believes", "estimates", "plans", "intends", "targets" or similar expressions.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond our Company's control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following: general economic or industry conditions, nationally and/or in the communities in which our Company conducts business, changes in the interest rate environment, legislation or regulatory requirements, conditions of the securities markets, our ability to raise capital, changes in accounting principles, policies or guidelines, financial or political instability, acts of war or terrorism and other economic, competitive, governmental, regulatory and technical factors affecting our Company's operations, products, services and prices.

Accordingly, results actually achieved may differ materially from expected results in these statements. Forward-looking statements speak only as of the date they are made. We do not undertake, and specifically disclaim, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

                             Plan of Operation

Our plan of operation for the next 12 months is to continue with our current business operations. However, we have accumulated losses since our inception and have not yet been able to generate profits from operations. Operating capital has been raised through loans from members (while we were an L.L.C.), lines of credit and from our shareholders. Also, we have had a negative cash flow from operations. These factors raise substantial doubt about our ability to continue as a going concern.

                           Results of Operations

Our Company has generated no profit since inception. We generated a net loss of ($63.00) on Revenue of $199,997 for the year ended December 31, 2003, and ($17,090) on revenue of $696,662 for the nine months ended September 30, 2004. The increase in the loss during the period ended September 30, 2004 was primarily attributable to the increase in general and administrative expenses from $6,419 for the period ended December 31, 2003, to $32,241 for the nine months ended September 30, 2004.

Net losses increased from ($63.00) for the fiscal year ended December 31, 2003 to ($17,090) for the nine months ended September 30, 2004. The increase in the loss was primarily attributed to an increase (i) in consulting fees ($9,375 or a 100% increase) arising from the amortization of the cost of certain consulting agreements between the Company and management/shareholders and (ii) in professional fees ($9,574 or a 100% increase) resulting from audit fees ($3,479), professional services paid to Mr. Douglas Fry and Mr. Stephen Fry ($4,650) and stock transfer fees ($1,382). The stock transfer fee increases were brought by one-time costs associated with the private placement of the Company's shares.

Revenues increased from $199,977 (11 vehicles sold) for the fiscal year ended December 31, 2003 to $696,662 (50 vehicles sold) for the nine months ended September 30, 2004. For the fiscal year ended December 31, 2003, 79% of the vehicles sold were retail or lot generated sales versus 42% for the period ended September 30, 2004. The Company's retail sales lot opened on October 1, 2004, and since that time over 80% of the revenues and vehicle sales are retail or lot generated sales. Approximately 70% of the sales result from leads initiated from the Company's web site, www.autostradamotors.com. The remaining sales leads come from local print advertising (15%) and drive-by customers (15%). All retail sales are finalized at the Company's offices located at the sales lot.

          Less than 10% of the retail sales result from customers who request specific vehicles subsequently located and purchased from the national inventory of automobile auction facilities. The Company does not provide financing and has no plans to pursue such in house financing in the near future. The Company acts as a sales representative for a non affiliated company that sells service contracts for used vehicles. Because these service contracts are between the customer and the service contract company, the Company is unaware if the customers who have purchased service contracts have used the benefits of the contracts.

The Company's plan for further development of its dealership is limited to the installation of additional marketing tools such as banner advertising, flags, signage, etc. The future marketing efforts of the Company will include the following: First, by examining the historical sales records of the Company and targeting its marketing efforts to take advantage of the Company's sales history; Second, targeting the approximately 45,000 vehicles that pass by the Company's dealership on a daily basis. The development of the Company's dealership and additional marketing techniques will be limited by the Company's ability to pay for the proposed improvements out of existing working
capital.   Additionally, the Company does not anticipate these expenses to be significant; therefore, the Company does not anticipate a significant increase in general and administrative expenses in this regard.



                                Liquidity


During the periods ended December 31, 2003, and September 30, 2004, we had revenues of $199,997 and $696,662 respectively; there were no accounts receivable at December 31, 2003, and $6,610 in accounts receivable at September 30, 2004. Inventory was $149,633 and $86,062, respectively, at September 30, 2004, and December 31, 2003.





Future cash flow from operations is anticipated to cover lease payments and other expenses of operation. Currently, the Company does not anticipate any additional short term or long term capital requirements. If additional short term or long term capital requirements are necessary, the Company anticipates approaching members of its management and/or shareholder's to cover any unanticipated working capital needs. Currently, the Company has the following lines of credit:



          A.  $250,000 line of credit with Celtic Bank Corporation of Salt
Lake City, Utah.   The line of credit is secured by personal assets of Mr.
Doug Fry and titles of vehicles owned by the Company. The term of the line of credit is prime plus 2.75% interest only, reconsidered annually on October 15, 2005. The origination date on the line of credit was October 15, 2003.

          B. $38,000.00 line of credit with Douglas W. Fry. The term of the line of credit is prime plus 2%. The line of credit becomes due and payable on August 1, 2006. The line of Credit with Mr. Fry is not secured.

          C. $75,000.00 line of credit with Manheim Auctions Financial Services. The term of the line of credit is prime plus 3%. There is a flat fee of $75.00 per vehicle borrowed against, with each individual draw on a vehicle maturing in 60 days, with no one vehicle draw to exceed $20,000.00. The line of credit is secured by vehicle titles.

     Including the Company's private placement completed on April 23, 2004, there have been three transactions involving the issuance of the Company's common stock.

     On April 5, 2004 and April 23, 2004, respectively, the Company issued 252,200 shares of common stock and 47,800 share of common stock, at $0.25 per share for total proceeds to the Company of $75,000.00. The shares were issued under Rule 504 of Regulation D to "accredited investors".

     On or about March 19, 2004, the Company issued 600,000 shares of its common stock to the members of Autostrada Motors LLC in exchange for their ownership interest. Although a fairness opinion was not completed to determine the exact market value of the operations of Autostrada Motors, LLC, the Company set a purchase price of $150,000.00 and acquired the operations for $0.25 per share.

     Additionally, on or about March 19, 2004, the Company issued 50,000 shares each to Mr. Douglas Fry, Mr. Stephen Fry and Mr. Travis Jenson for services rendered to the Company. The shares were valued by the Company at
$0.25 per share.   The Company set the value of the services performed on an
individual basis at $12,500.00.

     In the three transactions involving the issuance of the Company's common stock, the company has consistently valued its shares at $0.25 per share.
This valuation was largely based upon the initial purchase price of Autostrada Motors, LLC, the services provided by the Company's officers and directors and a price the Company felt would be attractive to its private placement investors, taking into consideration the capital requirements of the Company.



Item 3.  Description of Property.

See the heading "Business" of Part I, Item I, for a description of our property.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth the share holdings of our Company's directors and executive officers and the shareholdings of those persons who own more than five percent of our Company's common stock as of the date of this Registration Statement:


                                              Number of Shares     Percentage
Name and Address                              Beneficially Owned    of Class
----------------                              ------------------    --------

Common Stock
------------
Stephen R. Fry                                350,000               33.3%
808 East 1300 South
Salt Lake City, UT 84105

Douglas W. Fry                                350,000               33.3%
842 East Northcliffe Drive
Salt Lake City, UT 84103

Travis T. Jenson                               98,000                9.3%
9103 Jeremy Ranch Rd.
Park City, UT 84098
                                              -------               -----
TOTALS:                                       798,000               75.9%



          * See Part I, Item 5, for a description of the positions held in our Company by each of these persons.

                            Changes in Control

There are no present arrangements or pledges of our Company's securities which may result in a change in control of our Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

Our Company is not required under the Sarbanes-Oxley Act to have an audit committee. We don't believe the lack thereof will have any material adverse effect on our financial statements based on the current number of transactions we are presently processing. We will assess the potential value of having an audit committee yearly, based on our annual operations.


            Identification of Directors and Executive Officers

The following table sets forth the names of all current and former directors and executive officers of our Company. These persons will serve until the next annual meeting of the stockholders or until their successors are elected or appointed and qualified, or their prior resignation or termination.

Name                  Held       Designation   or Resignation
----                  ----       -----------   --------------

Douglas W. Fry        President,      03/04          *
                      Director

Stephen R. Fry        Vice President, 03/04          *
                      Director

Travis T. Jenson      Secretary/      03/04          *
                      Treasurer,
                      CFO
                      Director

               * These persons presently serve in the capacities indicated.

                            Business Experience

Douglas W. Fry, D.D.S., President and Director, is 62 years old. Dr. Fry brings over 30 years of senior level business administration experience, including 13 years in the healthcare industry. He founded, managed and practiced within a group dental practice in Salt Lake City for 10 years and simultaneously, during the last three years with the group, he was President and Director of Vacudent/MD Inc., a manufacturer of consumable goods and durable equipment for the medical and dental industries. From 1980 to 1998, Dr. Fry was President of Argosy Energy Incorporated and from 1995-1998 he was President and CEO of Garnet Resources Corporation. Both Argosy Energy Incorporated and Garnet Resources Corporation, oil and gas exploration and development companies, were listed on the National Market System of NASDAQ. In 2000 to 2001, Dr. Fry, served as Director of International Business Development for Linknet de America Latina, an international telecommunication carrier focused on VoIP technology. From 2001 to present, Dr. Fry has been engaged as a private consultant in the oil and gas and telecommunications industries and in the third quarter of 2003, he co-founded Autostrada Motors, L.L.C., a predecessor to our Company.

Stephen R. Fry, Vice President and Director is 32 years old. Mr. Fry has served as President of Diamond Executive Detailing, L.C., a Utah limited liability company, since its inception in 1995. During the period, Diamond's principal business purpose has been the cosmetic reconditioning to enhance re-sale value of over 10,000 automobiles for the local used car sales industry. In 2003, Mr. Fry co-founded Autostrada Motors, L.L.C., a predecessor to our Company. Mr. Fry graduated from the University of Utah in 1995 with a degree in Communication.

Travis T. Jenson, Secretary, Treasurer and director, is 32 years old. Mr. Jenson graduated with honors from Westminster College in 1995 with a B.S. Since January of 1996, Mr. Jenson has worked for Jenson Services, Inc., a Utah corporation and financial consulting firm.

                           Significant Employees

Our Company has no employees who are not executive officers.

                           Family Relationships

Douglas W. Fry is Stephen R. Fry's Father.

                 Involvement in Certain Legal Proceedings

During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of our
Company:

(1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

(2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

(4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.

The following table sets forth the aggregate compensation paid by our Company for services rendered during the periods indicated:




                        SUMMARY COMPENSATION TABLE
                         Long Term Compensation
                 Annual Compensation     Awards          Payouts

(a)         (b)      (C)     (d)     (e)       (f)    (g)       (h)    (i)
                                                      Secur-
                                     Other            ities            All
Name and   Year or                   Annual   Rest-   Under-    LTIP   Other
Principal  Period   Salary  Bonus    Compen-  ricted  lying     Pay-   Comp-
Position   Ended     ($)    ($)      sat'n    Stock   Options   outs   ensat'n
------------------------------------------------------------------------------
Douglas   12/31/03     0     0        0         0      0         0       0
W. Fry*    9/30/04   2,325   0        0      50,000    0         0       0
President,
Director

Stephen   12/31/03     0     0        0         0      0         0       0
R. Fry*    9/30/04   2,325   0        0      50,000    0         0       0
Vice president,
Director

Travis T. 12/31/03     0     0        0         0      0         0       0
Jenson*    9/30/04     0     0        0      50,000    0         0       0
Secretary,
Treasurer,
Director

            * There has been $4,650.00 paid in salary to Douglas W. Fry and Stephen R. Fry, $2,325.00 each.



               * An additional 150,000 shares of our common stock were issued to directors for services rendered on behalf of our Company pursuant to a Consulting Agreement dated April 1, 2004, a copy of which was attached to our initial Registration Statement that was filed with the Securities and Exchange Commission on December 14, 2004 and is incorporated herein by reference. See
Part III, Item 2. These shares were issued pursuant to Rule 701 of the Securities and Exchange Commission.

                       Stock Option and Similar Plans



Except as indicated above, no cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to our Company's management during the fiscal years ended December 31, 2004 or 2003, or for the nine month period ended September 30, 2004. Further, no member of our Company's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.



                         Compensation of Directors

There are no standard arrangements pursuant to which our Company's directors are compensated for any services provided as director. No additional amounts are payable to our Company's directors for committee participation or special assignments.

   Employment Contracts and Termination of Employment and Change-in-Control
                               Arrangements

The Company has two Employment Agreements, effective as of November 1, 2004. We have one agreement with our President and Director, Douglas W. Fry, and one agreement with our Vice President and Director, Stephen R. Fry. Both agreements are for a term of five years, and thereafter, on a year to year basis. For all services rendered, we shall pay both employees the compensation designated by the President or the Board of Directors, from time to time, an amount of not less than $48,000 the first year; $60,000 the second and third years; and $72,000 the fourth and fifth years. See Exhibits 99.1 and 99.2 which were attached to our initial Registration Statement that was filed with the Securities and Exchange Commission on December 14, 2004 and is incorporated herein by reference.

Item 7.  Certain Relationships and Related Transactions.

Except as indicated below, there were no material transactions, or series of similar transactions, during our Company's last two calendar years, or any currently proposed transactions, or series of similar transactions, to which we or any of our subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director, executive officer or any security holder who is known to our Company to own of record or beneficially more than five percent of any class of our common stock, or any member of the immediate family of any of the foregoing persons, had an interest.

We have signed a triple net one year lease with four one year options, that, in our sole discretion, may extend the lease through August 2009. A triple net lease commits the lessee to pay for all repairs, maintenance and taxes associated with the property and buildings for the term of the lease. The annual lease payment is $30,000, with a 3% increase if each successive lease extension is exercised. Approximately one third of the acreage and the shop building have been sublet to Diamond Executive Detailing, L. C. ("Diamond"). Diamond provides automotive detailing services to us, and Douglas W. Fry and Stephen D. Fry of Diamond are officers and director of our Company. The terms of the sub-lease are the same as the master lease except that the initial annual lease payment is $20,400. Certain utility payments are also shared by us and Diamond.

Item 8.  Description of Securities.

                               Common Stock

Our Company has authorized 70,000,000 shares of common stock with a par value of $0.001 per share. There are currently 1,050,000 shares of common voting stock issued and outstanding. The holders of our Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders.

Stockholders of our Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of our Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of the common stock now outstanding are fully paid and non-assessable.

For additional information regarding our common stock, see our Articles of Incorporation which were attached to our initial Registration Statement that was filed with the Securities and Exchange Commission on December 14, 2004 and is incorporated herein by reference. See Part III, Item 2.

                              Preferred Stock

Our Company has authorized 5,000,000 shares of preferred stock with a par value of $0.001 per share. The Board of Directors has the right to set the series, class, rights, privileges and preferences of the preferred stock or any class or series thereof. No series has been designated; and no shares of this class are outstanding.

                 No Outstanding Options, Warrants or Calls

There are no outstanding options, warrants or calls to purchase any of the authorized securities of our Company.

                 No Provisions Limiting Change of Control

There is no provision in our Company's Articles of Incorporation or Bylaws that would delay, defer, or prevent a change in control of our Company.

                                  PART II

Item 1. Market Price of and Dividends on our Company's Common Equity and Related Stockholder Matters.



                            Market Information

There has never been any "established trading market" for shares of common stock of our Company. Our Company intends to submit for quotation of our Common stock on the OTC Bulletin Board of the NASD. No assurance can be given that any market for our Company's common stock will develop or be maintained. For any market that develops for our Company's common stock, the sale of "restricted securities" (common stock) pursuant to Rule 144 of the Securities and Exchange Commission by members of management or any other person to whom any such securities may be issued in the future may have a substantial adverse impact on any such public market. In April of 2005, present members of management will have satisfied the one year holding period of Rule 144 for public sales of their respective holdings in our Company in accordance with Rule 144.



                                   Holders

The number of record holders of our Company's securities as of the date of this Registration Statement is approximately 67.

                                 Dividends

Our Company has not declared any cash dividends with respect to our common stock, and does not intend to declare dividends in the foreseeable future. There are no material restrictions limiting, or that are likely to limit, our Company's ability to pay dividends on our securities.

                    Resales of "Restricted Securities"

A minimum holding period of one year is required for resales under Rule 144, along with other pertinent provisions, including publicly available information concerning our Company (this requirement will be satisfied by the filing and effectiveness of this Registration Statement, the passage of ninety
(90) days and the continued timely filing by our Company of all reports required to be filed by us with the Securities and Exchange Commission); limitations on the volume of restricted securities which can be sold in any ninety (90) day period; the requirement of unsolicited broker's transactions; and the filing of a Notice of Sale on Form 144. Also, see Part II, Item 4.

Item 2.  Legal Proceedings.

Our Company is not a party to any pending legal proceeding and, to the knowledge of management; no federal, state or local governmental agency is presently contemplating any proceeding against our Company. No director, executive officer or affiliate of our Company or owner of record or beneficially of more than five percent of our Company's common stock is a party adverse to our Company or has a material interest adverse to our Company in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

We know of no changes in or disagreements with accountants on accounting and financial disclosure.



Item 4.  Recent Sales of Unregistered Securities.

Name or Class        Number of Shares          Date      Consideration
-------------        ----------------          ----      -------------

LLC Owners           600,000                   03/04     Exchange

Management           150,000                   04/04     Services

Accredited           270,200                   04/04     Cash
Investors

Accredited            29,800                   04/04     Cash
Investors

            Restrictions on Sales of Certain "Restricted Securities"

Generally, "restricted securities" can be resold under Rule 144 once they have been held for at least one year (subparagraph (d) thereof), provided that the issuer of the securities satisfies the "current public information" requirements (subparagraph (c)of the Rule; no more than 1% of the outstanding securities of the issuer are sold in any three month period (subparagraph (e)); the seller does not arrange or solicit the solicitation of buyers for the securities in anticipation of or in connection with the sale transactions or does not make any payment to anyone in connection with the sales transactions except the broker dealer who executes the trade or trades in these securities (subparagraph (f)); the shares are sold in "broker's transactions" only (subparagraph (g)); the seller files a Notice on Form 144 with the Securities and Exchange Commission at or prior to the sales transactions (subparagraph (h)); and the seller has a bona fide intent to sell the securities within a reasonable time of the filing. Once two years have lapsed, assuming the holder of the securities is not an "affiliate" of the issuer, unlimited sales can be made without further compliance with the terms and provisions of Rule 144.

Item 5.  Indemnification of Directors and Officers.

          Section 16-10a-902(1) of the Utah Revised Business Corporation Act authorizes a Utah corporation to indemnify any director against liability incurred in any proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 16-10a-902(4) prohibits a Utah corporation from indemnifying a director in a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in a proceeding in which the director was adjudged liable on the basis that he or she improperly received a personal benefit. Otherwise, Section 16-10a-902(5) allows indemnification for reasonable expenses incurred in connection with a proceeding by or in the right of a corporation.

          Unless limited by the Articles of Incorporation, Section 16-10a-905 authorizes a director to apply for indemnification to the court conducting the proceeding or another court of competent jurisdiction. Section 16-10a-907(1) extends this right to officers of a corporation as well.

          Unless limited by the Articles of Incorporation, Section 16-10a-903 requires that a corporation indemnify a director who was successful, on the merits or otherwise, in defending any proceeding to which he or she was a party against reasonable expenses incurred in connection therewith. Section 16-10a-907(1) extends this protection to officers of a corporation as well.

          Pursuant to Section 16-10a-904(1), the corporation may advance a director's expenses incurred in defending any proceeding upon receipt of an undertaking and a written affirmation of his or her good faith belief that he or she has met the standard of conduct specified in Section 16-10a-902. Unless limited by the Articles of Incorporation, Section 16- 10a-907(2) extends this protection to officers, employees, fiduciaries and agents of a corporation as well.

          Regardless of whether a director, officer, employee, fiduciary or agent has the right to indemnity under the Utah Revised Business Corporation Act, Section 16-10a-908 allows the corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.

                            PART F/S

Financial Statements.

                        Autostrada Motors, Inc.
                      [A Development Stage Company]
          Financial Statements and Independent Auditors' Report
                          December 31, 2003

                      Autostrada Motors, LLC

                        TABLE OF CONTENTS

                                                                    Page

Report of Independent Registered Public Accounting Firm              1


Balance Sheet -- December 31, 2003                                   2

Statements of Operations and Members' Equity for the four month      3
period ended December 31, 2003

Statements of Cash Flows for the four month period ended             4
December 31, 2003

Note to Financial Statements                                        5-7


    REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members
Autostrada Motors, LLC


We have audited the accompanying balance sheet of Autostrada Motors as of December 31, 2003, and the related statements of operations, members' equity, and cash flows for the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Autostrada Motors, LLC as of December 31, 2003, and the results of operations and cash flows for the four months ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has accumulated losses since inception, minimal working capital, and negative cash flow from operations which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty..


                                   Mantyla McReynolds

                                   Salt Lake City, Utah
                                   August 11, 2004

                      Autostrada Motors, LLC
                          Balance Sheet
                        December 31, 2003


                              ASSETS


Assets

  Current Assets
                                                              32,975
   Cash                                                     $

   Inventory - Notes 1 & 5                                    86,062

   Total Current Assets                                      119,037

           Total Assets                                     $119,037

              LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities

Accounts Payable                                            $    248

Accrued Liabilities                                           14,410

Line of Credit - Note 6                                       62,067

Payable to members - Note 4                                   38,000

Total Current Liabilities                                   $114,725

         Total Liabilities                                  $114,725

Members' Equity                                               $4,312


         Total Liabilities and Members' Equity              $119,037
         See accompanying notes to financial statements.

                      Autostrada Motors, LLC
           Statements of Operations and Members' Equity
        For the four month period ended December 31, 2003



                                                              Four months
                                                                 ended
                                                              December 31,
                                                                  2003

Revenues                                                       $199,997

Cost of Goods Sold                                             (192,910)

Gross Profit (Loss)                                               7,067

General & Administrative Expenses                                 6,419

                              Operating Income                      648

Other Income and Expense

  Interest Expense                                                 (711)

                   Loss from Continuing Operations                  (63)

Net Loss                                                       $    (63)

Beginning Members' Equity                                             0

Contribution, October 23, 2003                                    4,375

Members' Equity, December 31, 2003                                4,312

               See accompanying notes to financial statements.

                      Autostrada Motors, LLC
                      Statements of Cash Flows
        For the four month period ended December 31, 2003

                                                                   Four
                                                                  Months
                                                                  ended
                                                                 December
                                                                 31, 2003

Cash Flows from Operating Activities

Net Loss                                                         $    (63)

Adjustments to reconcile net income to
net cash provided by operating
activities:

Increase in accounts payable                                          248

Increase in accrued liabilities                                    14,410

(Increase)/Decrease  in Inventory                                 (86,062)

Net Cash from operating Activities                                (71,467)

Cash Flows from Finance Activities

     Loan from Shareholder                                         38,000

     Debt Financing                                                62,067

     Member Contributions                                           4,375

Net Cash from Financing Activities                                104,442

Net Increase in Cash                                               32,975

Beginning Cash Balance                                               0

Ending Cash Balance                                               $32,975

Supplemental Disclosure of Cash Flow
Information:

  Cash paid during the year for interest                             $711

         See accompanying notes to financial statements.

                       Autostrada Motors, LLC
                   Notes to Financial Statements
                         December 31, 2003

NOTE 1    Organization and Summary of Significant accounting Policies

          (a)  Organization

          Autostrada Motors, LLC was organized as a Utah limited liability company on September 19, 2003. Subsequent to the balance sheet date, the company was reorganized as a Utah Corporation on March 19, 2004 [See note 7]. Autostrada Motors is an automobile dealership which participates in the wholesale and retail markets. The Company purchases vehicles through auctions or a variety of other discount channels and resells in the retail market.

          The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The following summarizes the more significant of such policies:

          (b)  Statement of Cash Flows

          For purposes of the statements of cash flows, the Company considers cash on deposit in the bank to be cash. The Company had $32,975 cash at December 31, 2003.

          (C)  Use of Estimates in Preparation of Financial Statements

          The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          (f)  Inventory

          Inventory consists of vehicles purchased plus the cost of improvements or modifications to the specific vehicles. Inventory is valued at the lower of cost or market.

          (g)  Revenue Recognition

          The Company recognizes revenues in accordance with the Securities and Exchange Commission, Staff Accounting Bulletin (SAB) number 101, "Revenue Recognition in Financial Statements." SAB 101 clarifies application of U. S. generally accepted accounting principles to revenue transactions. Revenue is recognized as earned; as automobiles are delivered or services are provided to the customer. Autostrada does not currently buy new cars from manufacturers but buys used cars in the secondary market. Customers are required to obtain their own financing and insurance and pay cash to the dealership.

NOTE 1    Organization and Summary of Significant Accounting Policies
          [continued]

          (g)  Revenue Recognition [continued]

          The Company does not anticipate revenue from parts or services in
          the near future.   Uncollected, earned revenue is recorded in
          accounts receivable. Billed amounts deemed to be uncollectible are charged to bad debt expense. Revenue collected in advance is recorded as a liability until the earnings process is complete

          (h)  Impairment of Long-Lived Assets

          The Company reviews long-lived assets, at least annually, to determine if impairment has occurred and whether the economic benefit of the asset (fair value for assets to be used and fair value less disposal costs for assets to be disposed of) is expected to be less than the carrying value. Triggering events, which signal further analysis, consist of a significant decrease in the asset's market value, a substantial change in the use of an asset, a significant physical change in the asset, a significant change in the legal or business climate that could affect the asset, an accumulation of costs significantly in excess of the amount originally expected to acquire or construct the asset, or a history of losses that imply continued losses associated with assets used to generate revenue. The Company has no long-lived assets as of December 31, 2003.

          (I)       Advertising Costs

          The Company expenses advertising costs as incurred. For 2003, the Company incurred $653.


NOTE 2    LIQUIDITY/GOING CONCERN

          The Company has a accumulated loss since its inception and has not yet been able to generate profits from operations. Operating capital has been raised through loans from members and lines of credit with depositary institutions. Also, the Company had negative cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern.

          Management plans include further development and marketing of its dealership operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. In addition, management plans to raise additional capital by selling Company stock [See note 7].

NOTE 3    INCOME TAXES

          The members, as owners of the Company, are to include their share of the Company's profits and losses on their personal income tax returns. Therefore, no federal or state income taxes are payable by the Company.

NOTE 4    MEMBER LOAN / RELATED PARTY TRANSACTIONS

          As of December 31, 2003, the Company has recorded a note payable to a member for $38,000. This note was non-interest bearing until April 4, 2004 when an agreement was establish where interest of prime plus 2 percent per annum is due monthly. The principal is due at maturity which is in August 1, 2006. This note is unsecured.

Note 5    INVENTORY

          As of December 31, 2003 the Company maintained $86,062 in inventory composed of used vehicles and improvements to those vehicles. As of December 31, 2003 the book value approximates market value.

Note 6    LINE OF CREDIT

          On October 15, 2003, the Company opened a line of credit with a local bank allowing the company to borrow up to $200,000. The loan is due October 15, 2004 and accrues interest at 7 percent. As of December 31, 2003, the Company owed $62,067 on the line of credit.

Note 7    SUBSEQUENT EVENTS

          On March 19, 2004, the Company merged with Autostrada Motors, Inc for the purpose of reorganizing as a corporation. Seventy million shares of common stock with a $0.001 par value and five million shares of preferred stock with a $0.001 par value were authorized. The Company issued 600,000 shares of common stock to the members of Autostrada Motors, LLC in exchange for their ownership interest. An additional, 150,000 shares were issued to directors for services rendered or for expenses paid on behalf of the Company at $0.25 per share. On April 5, 2004, the Company issued 252,200 shares of common stock at $0.25 per share for a total of $63,050, under Rule 504 of Regulation D to "accredited investors." On April 23, 2004, the Company issued an additional 47,800 common shares at $0.25 per share for a total of $11,950.

                      Autostrada Motors, Inc.
                   [A Development Stage Company]
                   Condensed Financial Statements
                       September 30, 2004

ASSETS

Current Assets

Cash and Cash Equivalents                             $         -

Accounts Receivable                                           6,610

Inventory                                                   149,633

Total Current Assets                                        156,243

Leasehold Improvements                                       61,673

Consulting Agreement (Net of Amortization)                   28,125

Security Deposits                                             2,500

TOTAL ASSETS                                           $    248,541

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities                                    $

Bank Overdraft                                                2,592

Accounts Payable                                              1,540

Accrued Liabilities                                           6,016

Line of Credit                                              100,671

Shareholder Loan                                             38,000

Total Current Liabilities                                   148,819

Stockholders' Equity
Preferred Stock, $0.001 par value, 5,000,000 shares authorized, no shares issued and outstanding

Common Stock, $0.001 par value, 70,000,000 shares
authorized, 1,050,000 shares issued and outstanding           1,050

Additional paid in capital                                  115,762

Deficit accumulated during the development stage            (17,090)

Total Stock Holders' Equity                                  99,722

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                  248,541

           See notes to condensed financial statements

                     Autostrada Motors, Inc.
           Unaudited Condensed Statement of Operations
For the three and nine month periods ended September 30, 2004 and for the one month period ended September 30, 2003

                    Three          Nine              One
                    Months         Months            Month
                    Ended          Ended             Ended
                    September      September         September
                    30, 2004       30, 2004          30, 2003
                    ---------      --------          --------

Revenues            $206,146       $696,662  $         -

Cost of Goods Sold   195,394        675,382            -

Gross Profit (Loss)   10,752         21,280            -

Advertising            2,630          2,630            -
General & Administrative
Expenses              15,116         32,241            -

Income (Loss) from
Operations            (6,994)       (13,592)           -

Other Income and (Expenses)

Interest Expense      (1,079)        (3,498)           -

Total Other Income
(Expense)             (1,079)        (3,498)           -

Loss from Continuing
Operations before Income
Taxes                 (8,073)       (17,090)           -

Provision for Income
Taxes                    -              -              -

Net Income (Lose)     (8,073)       (17,090)           -

Income (Loss) Per
Share                  $   (0.01)     $   (0.02)       -

Weighted Average
Shares Outstanding 1,050,000        751,495            -

           See notes to condensed financial statements

                     Autostrada Motors, Inc.
           Unaudited Condensed Statements of Cash Flows
For the nine month period ended September 30, 2004 and for the one month period ended September 30, 2003



                                             Nine                One
                                             Months              Month
                                             Ended               Ended
                                             September           September
                                             30, 2004            30, 2003
                                             --------            --------

Cash Flows From Operating Activities:

Net Income (Loss)                            $    (17,090)  $       -

Adjustments to reconcile net loss to net cash used for operating activities:

Amortization of Consulting Agreement                9,375           -

(Increase) in Accounts Receivable                  (6,610)          -

(Increase) in Inventory                           (63,571)        (38,000)

Increase (decrease) in Accounts Payable             1,292           -

Increase (decrease) in Accrued Liabilities         (8,394)          -

Increase (decrease) in Bank Overdraft          $    2,592           -

Net Cash Provided (Used) by Operating Activities  (82,406)        (38,000)

Cash Flows From Investing Activities:

Security Deposit                                   (2,500)          -

Purchase of leasehold improvements                (61,673)          -

Net Cash Provided(Used) by Investing Activities   (64,173)          -

Cash Flows From Financing Activities:

Proceeds from Shareholder Loan                        -            38,000

Proceeds from sale of Common Stock                 75,000

Proceeds from Line of Credit                       38,604

Net Cash Provided (Used) by Financing Activities  113,604          38,000

Net Increase (Decrease) in Cash                   (32,975)           -

Beginning Cash Balance                             32,975            -

Ending Cash Balance                                 -                -

Supplemental disclosures

Cash paid for interest                              3,498            -

Cash paid for income taxes                          -                -

Shares issued for consulting agreement
(150,000 Shares)                                   37,500            -

           See notes to condensed financial statements

                     Autostrada Motors, Inc.
             Notes to Condensed Financial Statements
                        September 30, 2004

Note 1         Preliminary Note

  The accompanying condensed financial statements have been prepared without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. The interim financial statements reflect all adjustments which, in the opinion of management, are necessary to a fair statement of the results for the period. Certain information and disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003.

  Note 2    Stockholders' Equity / Subsequent Events

  On March 19, 2004, the Company merged with Autostrada Motors, LLC for the purpose of obtaining their operations. Seventy million shares of common stock with a $0.001 par value and five million shares of preferred stock with a $0.001 par value were authorized. The Company issued 600,000 shares of common stock to the members of Autostrada Motors, LLC in exchange for their ownership interest. An additional, 150,000 shares were issued to directors for services rendered or for expenses paid on behalf of the Company at $0.25 per share. On April 5, 2004, the Company issued 252,200 shares of common stock at $0.25 per share for a total of $63,050, under Rule 504 of Regulation D to "accredited investors." On April 23, 2004, the Company issued an additional 47,800 common shares at $0.25 per share for a total of $11,950.

                             PART III

Item 1.   Index to Exhibits.

The following Exhibits are filed as a part of this Registration Statement.

Item 2.   Description of Exhibits.

Exhibit
Number           Description
-------          -----------

 3.1             Articles of Conversion dated March 16, 2004*

 3.2             Articles of Incorporation of Autostrada Motors, Inc.*

 3.3             By-Laws*

 99.1            Employment Agreement with Stephen R. Fry*

 99.2            Employment Agreement with Douglas W. Fry*

*Previously filed with our initial 10SB Registration Statement.

                            SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, there unto duly authorized.

                                            AUTOSTRADA MOTORS, INC.



Date: 2/28/2005                             By:/s/Douglas W. Fry
     ----------                                -----------------------
                                               Douglas W. Fry
                                               President and
                                               Director


Date: 2/28/2005                             By:/s/Stephen R. Fry
     ----------                                -----------------------
                                               Stephen R. Fry
                                               Vice President and
                                               Director

Date: 2/28/2005                             By:/s/Travis T. Jenson
     ----------                                -----------------------
                                               Travis T. Jenson
                                               Secretary/
                                               Treasurer
                                               CFO, and
                                               Director